January 10, 2017

Preeya Boonkhampha, Chief Executive Officer

Conversation Institute, Inc.

99 Moo 12

Khokkruad District

Mueang, Makhon Ratchima, Thailand 30280

Dear Ms. Boonkhampha:

This letter is to inform you of my resignation as auditor of Conversation Institute, Inc., (Commission File Number 333-203666).

At this time, there are no accounting disagreements on the financial statements prepared by this firm and filed with the Securities and Exchange Commission. I will be willing to cooperate with successor accountant to try to make a smooth transition for future filings.

I have returned to you all original records provided to me in previous engagements. My working paper files are the property of my firm. These will be maintained by me in accordance with my retention policy. I will consider any requests for copies of  documents in out working paper files from you or the successor firm. However,  providing such copies is at my discretions. Reasonable copying costs will be due and payable on a COD basis for any documents the successor auditor may require.

It has been a pleasure working with you and may your endeavors be successful. If you have any questions regarding this communication, please contact Kyle L. Tingle at 702/450-2200.

Kyle L. Tingle, CPA, LLC

3145 E. Warm Springs Road  Suite 200  Las Vegas, Nevada 89120  PHONE: (702) 450-2200  FAX: (702) 369-6099

E-MAIL: ktingle@kyletinglecpa.com